Exhibit 99.1

Spreadtrum Powers Dual-SIM Dual-active
TD-SCDMA Smartphone from Huawei

Huawei T8808D completes China Mobile certification testing

SHANGHAI, CHINA – July 23, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Spreadtrum’s SC8810 1GHz TD-SCDMA smartphone platform is powering the Huawei T8808D, a dual-SIM dual-active smartphone for China Mobile consumers.

Huawei’s dual-SIM dual-active feature provides consumers with maximum flexibility in how they manage operator service fees. The dual-SIM function allows consumers to choose the SIM that offers the lowest rate or the best network coverage given their location to make or receive calls, send text messages, or use data. Dual-active capability allows both SIMs to be used at the same time, enabling users to switch back and forth between two calls and use voice and data functions simultaneously.

Mr. Wang Weijun, Huawei Device’s president of its Chinese division, said, “T8808D, as Huawei’s first dual-SIM dual-active mobile phone, delivers experience innovation to China’s 3G TD-SCDMA market. In collaboration with Spreadtrum, Huawei will continue to promote popularization and development of smartphones to meet the diverse needs of Chinese consumers with a variety of high quality terminal products.”

“Spreadtrum is driving technology innovation with 2.5G/3G single-chip dual-card dual-standby technology,” said Dr. Leo Li, Spreadtrum’s president and CEO. “In cooperation with Huawei, we have enabled the first TD-SCDMA device based on Spreadtrum’s SC8810 smartphone platform with dual-SIM dual-active capability. This feature will enable consumers to select attractive 3G services while maintaining their original operator service packages. We believe that this flexibility provided to the consumer will help further promote the rapid development of China’s TD-SCDMA market.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Exhibit 99.1

About Huawei Device:

Huawei Device is one of Huawei’s four business units, focusing on terminal products in the field of communications. Huawei Device was founded in 1993, separating from wireless base equipment and covering WCDMA, CDMA, GSM, TD-SCDMA, PHS, video, accessing terminal, application terminal and others. Its products include mobile phones, mobile broadband, fuse terminal, fixed network CPE, video and other device types.

Huawei Device has established R&D centers in USA, Sweden, Russia, India, Beijing, Shanghai and Shenzhen. Like Huawei Technology, the sales and service operations of Huawei Device now cover more than 70 countries. Huawei Device is No. 35 of the “Top 50 World Telecommunication Operators” and partner of the world’s leading operators such as British Telecommunication, Wo Dafeng, Telefonica, and others. For more information, please visit www.huaweidevice.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Huawei’s expectation that its collaboration with Spreadtrum will continue to promote popularization and development of smartphones to meet the diverse needs of Chinese consumers with a variety of high quality terminal products; Spreadtrum’s ability to drive technology innovation with 2.5G/3G single-chip dual-card dual-standby technology; the ability of the dual-SIM dual-active feature to enable consumers to select attractive 3G services while maintaining their original operator service packages; and Spreadtrum’s belief that such feature provided to the consumer will help further promote the rapid development of China’s TD-SCDMA market. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; Chinese consumers’ diverse needs for variety of high quality terminal products; market acceptance of dual-SIM dual-active feature; the state of and any change in the Company's relationship with Huawei; the development of China’s TD-SCDMA market; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148